UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67236

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2022 AND ENDING 12/31/2022
                                 MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **BHK Securities LLC**

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
   ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2200 Lakeshore Drive, Suite 250
                                (No. and Street)

Birmingham	AL	35209
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Meredyth R Hazzard	205-874-1002	robby.hazzard@bhkllc.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

David Lundgren & Co
                                (Name – if individual, state last, first, and middle name)

505 N Mur-Len Road	Olathe	KS	66062
(Address)	(City)	(State)	(Zip Code)

6075

(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Meredyth R Hazzard _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of BHK Securities LLC _____, as of 12/31 _____, 2 022 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



Notary Public, Alabama State at Large
Melissa Norris Baldwin
Expires 6/7/2026

Meupå Baldwin
Notary Public

Signature:
Meredythe R Huggard
Title:
CEO | FINOP

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.1Sc3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.1Sc3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

BHK SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION

For the Year Ended
December 31, 2022

(With Report of Independent Registered Public Accounting Firm Thereon)

BHK SECURITIES, LLC
TABLE OF CONTENTS
FOR THE YEAR ENDED DECEMBER 31, 2022

DAVID LUNDGREN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS, CHARTERED
505 NORTH MUR-LEN ROAD
OLATHE, KANSAS 66062

DAVID B. LUNDGREN, MBA, CPA

TELEPHONE
(913) 782-9530
FACSIMILE
(913) 782-9564

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of BHK Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of BHK Securities, LLC as of December 31, 2022, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of BHK Securities, LLC as of December 31, 2022 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of BHK Securities, LLC's management. Our responsibility is to express an opinion on BHK Securities, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to BHK Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.



We have served as BHK Securities, LLC's auditor since 2017.

Olathe, Kansas
March 24, 2023

BHK SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2022

ASSETS

Cash and cash equivalents	$	330,932
Deposits clearing organizations		104,240
Receivables from brokers, dealers and clearing organizations		8,737
Prepaid deposits and expenses		12,406
TOTAL ASSETS	$	456,315

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES

Wages payable		16,946
Accounts payable, accrued expenses, and other liabilities		1,246
TOTAL LIABILITIES	$	18,192
MEMBER'S EQUITY		438,123
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	456,315

See notes to the Statement of Financial Condition.

1. Organization and Nature of Business

BHK Securities, LLC (Company) is a dually registered broker dealer and registered investment advisor with the Securities and Exchange Commission (SEC) and member Financial Industry Regulatory Authority (FINRA). The Company is a wholly owned subsidiary of BHK Holdings, LLC (Parent). The Company is an introducing broker and executes and clears securities transactions and provides custody of client assets primarily through Wells Fargo Clearing Services, LLC under the trade name First Clearing as clearing broker.

2. Significant Accounting and Reporting Policies

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States (GAAP) as determined by the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC). The Company believes that the disclosures in these financial statements are adequate and not misleading. In the opinion of management, the financial statements contain all adjustments necessary for a fair presentation of the Company's financial position as of December 31, 2022 and is not necessarily indicative of the results for any future period.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company monitors these bank accounts and does not expect to incur any losses from such accounts. The Company has defined cash and cash equivalents as highly liquid investments with original maturities of less than 90 days that are not held-for-sale in the ordinary course of business. The recorded value of such instruments approximates their fair value. At December 31, 2022, the Company had $330,932 in cash equivalents.

Account Receivable

The Company considers accounts receivable to be fully collectable; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Leases

The Company is required to record a right-of-use asset and a corresponding lease liability on the balance sheet for all leases with terms greater than 12 months. All such leases and are to be classified as either finance or operating. The Company had no lease obligations that required recording or disclosures in the December 31, 2022 financial statements as the office lease agreement is considered month-to-month until termination by either party.

2. **Significant Accounting and Reporting Policies, Continued**

Fair Value

The Company has adopted the provisions of ASC Topic 820, Fair Value Measurements, which defines fair value, establishes a framework for measuring fair value in GAAP, and expands disclosures about fair value measurements. ASC 820 does not require any new fair value measurements, but it does provide guidance on how to measure fair value by providing a fair value hierarchy used to classify the source of the information. The fair value hierarchy distinguishes between assumptions based on market data (observable inputs) and an entity's own assumptions (unobservable inputs).

The hierarchy consists of three levels:
- Level 1 - Quoted prices in active markets for identical assets or liabilities.
- Level 2- Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets of liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
- Level 3- Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Certain financial instruments are carried at cost on the balance sheet, which approximates fair value due to their short-term, highly liquid nature. These instruments include cash, accounts receivables, taxes payable, accounts payable, and accounts payable-related party.

Income Taxes

The Company is a limited liability company that is treated as a disregarded entity for income tax purposes as all income or loss flows through to its Parent. Therefore, no income tax expense or liability is recorded in the accompanying financial statements.

The Company follows the FASB Accounting Standards Codification (ASC) 740-10, Accounting for Uncertainty in Income Taxes. Under FASB ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are "more likely than not" of being sustained "when challenged" or "when examined" by the applicable taxing authority. Tax positions not deemed to meet the "more likely than not" threshold would be recorded as a tax expense and liability in the current year. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a tax return.

Management has evaluated the Company's tax positions and concluded that the Company has taken no uncertain tax positions that require adjustment to the financial statements to comply with the provisions of this guidance as of December 31, 2022. The Company is not currently under audit by any tax jurisdiction.

Current Expected Credit Losses

In June 2016, the FASB issued ASU No. 2016-13 (Topic 326) *Measurement of Credit Losses on Financial Instruments*, which significantly changed the ways entities recognize and record credit losses on financial instruments such as loans, loan commitments and other financial assets. The CECL model requires measurement of expected credit losses for financial assets measured at amortized cost, net investments in leases, and off-balance sheet credit exposures based on historical experience, current conditions, and reasonable and supportable forecasts over the remaining contractual life of the financial assets.

2. **Accounts Receivable**

The Company has a fully disclosed clearing agreement with First Clearing; thus, receivables from brokers, dealers and clearing organizations include amounts receivable and cash on deposit with First Clearing. At December 31, 2022, the Company had $8,737 net receivable from First Clearing at month end and this balance was included in receivables from broker, dealers and clearing organizations in the Statement of Financial Condition. Management has concluded that there are de minimis expected credit losses based on the nature and contractual life or expected life of the financial assets; therefore, no allowance for credit loss is needed.

3. **Transactions with Clearing Organizations**

The Company has entered into a clearing agreement with Wells Fargo Clearing Services, LLC under the trade name First Clearing. Under the terms of this agreement, the Company utilizes the clearing, execution and other services provided by First Clearing.

Specific services include execution of orders for the Company's customers whose accounts have been accepted by First Clearing; generation preparation and mailing of confirmations of customer accounts, preparation and mailing of summary monthly or quarterly statements, settlements of contracts and transactions in securities; engagement in all cashiering functions for customer accounts; construction and maintenance of books and records for all transactions executed and cleared through First Clearing; and, reporting of orders entered into the clearing broker's order entry system by First Clearing on behalf of the Company. Under this agreement, the Company is required at all times to maintain minimum net capital equal to the greater of $100,000 or 6 2/3% of aggregate indebtedness as computed in accordance with Rule 15c3-1. The Company was in compliance with respect to this agreement at December 31, 2022.

4. **Receivable from and Payable to Brokers, Dealers and Clearing Organizations**

The Company clears all of its proprietary and customer transactions through First Clearing on a fully disclosed basis. Based on the terms and conditions of the Company's agreement with its clearing broker, the amount receivable from the clearing broker represents cash on hand plus commission receivables and less amounts payable for transaction costs on unsettled securities trades.

The Company is required, by agreement, to maintain at all times a broker's deposit account with its clearing broker in the amount of $100,000. Deposits with clearing organizations consist of cash collateral that provides the Company with clearance and settlement of security transaction service. The balance of the deposit account at December 31, 2022 was $104,240.

The Company reports receivables at net realizable value. Amounts receivable from and payable to brokers, dealers, and clearing organizations at December 31, 2022 were as follows:

	Receivable	Payable
Receivables from brokers, dealers and clearing organizations	$ 8,737	$ -

5. **Related Parties**

The Company is a wholly owned subsidiary of BHK Holdings, LLC. In connection with this relationship, the Company and its Parent have executed an expense sharing agreement whereby the Company receives a monthly allocation of expenses incurred by the Parent on its behalf. The agreement is considered month-to-month until termination by either party.

The Company had no payable due to Parent at December 31, 2022.

6. **Employee Benefit Plans**

The Company participates in the Parent Company's 401k profit sharing retirement plan covering all employees who meet eligibility requirements. The Company's annual discretionary contribution to the plan is based on employee eligible earnings and the results of the Company's operations.

7. **Net Capital Requirements**

The Company is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1) of the Securities Exchange Act of 1934, which requires maintenance of minimum net capital. Under the Rule, the Company is required to maintain minimum net capital, as defined, equal to the greater of $100,000 or 6 2/3% of aggregate indebtedness and the ratio of aggregate indebtedness to net capital cannot exceed 1500 percent (15:1).

At December 31, 2022, the Company had net capital of $416,628 which was $316,628 in excess of its required net capital and the ratio of aggregate indebtedness to net capital was 4.37%.

The Company is exempt from the provisions of SEC Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraphs (k)(2)(i) and (k)(2)(ii) of the Rule.

8. **Subordinated Liabilities**

The Company had no liabilities subordinated to the claims of general creditors as of the beginning of the year, end of the year, and during the year ended December 31, 2022.

9. **Risk and Uncertainties**

<u>**Interest Rates and Inflation**</u>

Virtually all major economies around the world saw a rise in inflation throughout 2022. In an effort to combat uncontrolled inflation, the Fed decided to increase interest rates at an accelerated pace throughout the year. The sharp rise in interest rates led to a deep-rooted uncertainty regarding economic activity, which in turn, created a challenging year for financial markets.

Although rising interest rates did not materially affect the Company, as the Company had no debt or investment holdings in 2022, continued volatility in the financial could create a future pull-back from investors as they process how to maneuver through these turbulent times. As such, the extent of any negative impact to the Company depends on developments which are highly uncertain and cannot be predicted.

9. **Risk and Uncertainties, continued**

    Coronavirus

    The COVID-19 coronavirus pandemic has had adverse impacts to global commercial activity and has continued to contribute to volatility in the financial markets. Although certain economic conditions may have shown signs of improvement in 2022, economic uncertainty, changes in consumer demand, disrupted supply chains, staffing shortages and hybrid working patterns all continue to have a negative impact on many industries. The continued development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the COVID-19 coronavirus. Nevertheless, the COVID-19 coronavirus presents material uncertainty and risk with respect to the Company, its performance, and its financial results. At present, the extent to which the coronavirus may impact the Company's financial condition or results of operations in future periods is uncertain.

10. **Commitments, Contingencies and Guarantees**

    The Company does not have any commitments, contingencies, or guarantees, including arbitration or other litigation claims that may result in a loss or a future obligation.

11. **Subsequent Events**

    Management has evaluated all events or transactions that occurred after December 31, 2022 through the date of the issued financial statements. During this period, there were no material recognizable subsequent events that required recording or disclosures in the December 31, 2022 financial statements.